UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

FREIGHT TECHNOLOGIES, INC.

AND SUBSIDIARIES

Announces Unaudited Financial Results For the Six Months Ended June 30, 2023

PRELIMINARY NOTE

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Forward Looking Statements” in our Annual Report on Form 20-F and our Amendment No.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 21, 2023 and August 23, 2023 (collectively, the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus/proxy statement. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” and elsewhere in this prospectus/proxy statement.

Company Overview

“We,” “us,” “our Company,” “our,” “Fr8Tech,”or “FRGT” refers to Freight Technologies, Inc., (formerly known as Hudson Capital, Inc. or “HUSN”), its subsidiaries, and, in the context of describing our operations and consolidated financial information after the Merger, Freight App, Inc. (“Freight App US”, “Fr8App US”)) and Freight App de México S.A De C.V. (“Freight App Mexico”). Freight App Inc., along with its wholly owned subsidiary, Freight App Mexico, are hereinafter referred to as the “Fr8App”.

Fr8Tech resulted from a merger between our predecessor companies, HUSN, and Fr8App US (the “Merger”). The Merger closed on February 14, 2022 and the corporate existence prior to that date and the Certificate of Incorporation and by-laws then in effect ceased, and the organizational documents of Fr8App became effective on the Company following the Merger. A 6K to this effect was filed and reported on February 15, 2022. Effective May 27, 2022, the company changed its name from “Hudson Capital Inc.” to “Freight Technologies, Inc.”, and its ticker symbol from “HUSN” to “FRGT”.

Freight App, Inc. (formerly known as “Freighthub, Inc.”), a Delaware corporation, was incorporated on October 26, 2015 for the purpose of arranging for pick-up, transport, and delivery of full truckload freight shipments. On January 18, 2019, Freight App Mexico S.A De C.V. (formerly known as “Freight Hub Mexico S.A. De C.V.”), a wholly owned subsidiary of Freight App Inc., was formed. On July 29, 2021, Freight App US and Freight App Mexico filed their name change. Fr8App provides innovative digital freight matching technology that streamlines cross-border and domestic USA (from and to border cities) and domestic Mexico shipping, connecting shippers with a broad network of reliable carriers and drivers in Mexico, Canada, and the United States.

Fr8App has created a free online commercial freight marketplace and mobile application platform that allow for automating the connection of carriers offering freight transportation services and shippers requiring transportation services. Fr8App’s platform solution and mobile application allow trucking companies to secure transportation for their goods within the palm of their hands and in real-time, assigning their transportation needs to capable drivers instantaneously, with the click of a button. Fr8App’s cutting-edge cloud-based online portal and mobile platform were designed to simplify connections between parties requiring transportation and those offering transportation services, all the while increasing efficiencies, reducing costs, and increasing revenue for shippers and carriers. Each of our portal and platform are offered in English and Spanish. We have created and offered to the market specialized technology that helps facilitate supply chain visibility, operation, reliability, and sustainability.

Trends

The Company believes the growing interest in digital freight matching platforms shows that traditional third-party logistics (“3PL”) providers recognize the sweeping technological shifts in the industry and is ready to offer solutions to market participants. During the six months marking the second and third quarters of 2020, the industry has seen severe swings due to the volatility of global and domestic supply chains in light of significant market distortions resulting from the global pandemic caused by the virus known as COVID-19. These distortions unwound during the first half of 2023 where rates in the US dropped dramatically and there were a number of bankruptcies within the carrier sector. This supply chain volatility has led large and small freight brokers to, among other tactics, pivot toward more abundant and secure sources of freight capacity which is available in a digital marketplace and facilitated by software portals and platforms. Fr8Tech believes the supply chain will continue to evolve into a more digital platform. As it does so, Fr8Tech believes digital brokers, like Fr8App can play an integral role in easing capacity constraints, opening up new lanes, and providing a benchmarking tool for shippers.

In the short-term, Fr8Tech believes effects from the COVID-19 pandemic has also changed the nature of global commerce and shipping. Cross-border travel and trade restrictions were initially put into effect and are only recently being removed, even as economies and trade continue to re-open around the globe. Trucking capacity is readily available across borders and there continue to be strain within the US carrier market. Contract carriers can still only go to certain pre-specified locations and companies continue to need to determine where specific available freight capacity is and how much it costs. Fr8App believes that these conditions are creating part of the market void where digital brokers come into play for cross-border and consequently, intra-country commerce.

Results of Operations

Comparison of the Six Months Ended June 30, 2023, and June 30, 2022

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In US$’000’s)

	Six Months Ended June 30,		Variance
	2023	2022	Amount	%
Net revenue	$7,619	13,828	$(6,209)	(44.9%)
Cost of revenue (exclusive of depreciation and amortization shown separately below)	6,937	13,078	(6,141)	(47.0%)
Compensation and employee benefits	2,842	2,144	698	32.6%
General and administrative	1,084	1,688	(604)	(35.8%)
Sales and marketing	39	359	(320)	(89.1%)
Depreciation and amortization	192	133	59	44.4%
Operating loss	(3,475)	(3,574)	99	(2.8%)
Change in fair value of financial instruments	132	-	132	n/a
Other financial expenses	(847)	(673)	(174)	25.9%
Loss before income taxes	(4,190)	(4,247)	57	(1.3%)
Income tax expense	33	31	2	6.5%
Net loss	(4,223)	(4,278)	55	(1.3%)
Foreign translation adjustment	192	44	148	336.4%
Comprehensive loss	(4,031)	(4,234)	203	(4.8%)

Prior Period Results of Operations

The Merger between Hudson Capital, Inc and Fr8App on February 14, 2022 is treated as an equity transaction for financial reporting purposes. Fr8App is considered the acquirer for accounting purposes. Accordingly, for accounting purposes, the financial statements of the combined company represent a continuation of the financial statements of Fr8App with the acquisition being treated as the equivalent of Fr8App issuing stock for the net assets of Hudson, accompanied by a recapitalization. The historical results of operations of Hudson Capital, Inc. before the Merger have been replaced in this report with the historical results of operations of Fr8App before the Merger.

Revenues

Fr8Tech’s revenues fell to $7,619 for the six months ended June 30, 2023 from $13,828 for the six months ended June 30, 2022, a decrease of $6,209 and 44.9% on a period-over-period basis. The decrease in revenues relative to prior year results was attributable to a combination of lower revenues from the Company’s cross border and US Domestic segments, partially offset by higher revenues from the Company’s Fr8Fleet product, which increased 75.2% over prior year levels in US Dollars (56.2% in MX Pesos). The decrease in cross-border loads came primarily from the loss of two key accounts which represented two of the Company’s top five clients during 2022. Additionally, US domestic load rates decreased 25% to 30% versus prior year rates and the Company chose to reduce loads in that segment rather than generate negative margins.

Cost of Revenue

Similar to the pattern seen in revenues, Fr8Tech’s cost of revenue fell to $6,937 for the six months ended June 30, 2023 from $13,078 for the six months ended June 30, 2022, a decrease of $6,141 and 47.0% on a period-over-period basis. This period-over-period decrease in the six months ended June 30, 2023 moves in similar fashion and magnitude with our revenue, with some differences due to varying margins in the traffic and in the traffic mix itself from quarter -to-quarter and year-to-year. We also had some significant pressure on system costs as the U.S. economy appeared to return to a more normal level of activity following the significant declines from the COVID-pandemic. The slingshot effect from the relatively lower levels of activity during the COVID-pandemic led to shortages of both trucks and qualified truck drivers and caused costs to increase and margins to compress over the course of the six months ended June 30, 2022, a trend which had fully reversed by June 30, 2023. While diesel fuel prices increased over 50% in the six months ended June 30, 2022 relative to the end of 2021, they since decreased from their peak of $5.75/gallon in June 2022 to $3.80/gallon in June 2023. At the same time, US domestic freight margins have compressed in the first half of 2023 as evidenced by a number of US carriers facing increasing financial difficulties.

Compensation and Employee Benefits

Fr8Tech’s compensation and employee benefits expenses were $2,842 for the six months ended June 30, 2023 compared to $2,144 for the six months ended June 30, 2022, which was a $698 or 32.6% increase on a period-over-period basis. Fr8Tech anticipates that its compensation and employee benefits expenses will remain relatively flat in the near term and increase on a period-over-period basis, albeit at a lesser rate than our expected increase in load activity, as results materialize from investment in the expansion of our sales force (both shipper and carrier). A majority of our payroll is denominated in the currency of Mexican Pesos. During the first six months of 2023, the Mexican peso appreciated by approximately 11% when compared to the corresponding six months year ago period. This also contributed to an increase in compensation during the six months ended June 30, 2023 versus the year ago period in addition to regular merit and inflationary increases.

General and Administrative

General and administrative expenses were $1,084 for the six months ended June 30, 2023 compared to $1,688 for the six months ended June 30, 2022, which was a decrease of $604 or a 35.8% decrease. The decrease in expenses for the six months ended June 30, 2023 is due to the incurrence of lower professional fees for audits, accounting, investor relations, legal services and additional insurance requirements related to the Merger with the Company’s public company predecessor, Hudson Capital, Inc, in February 2022. We anticipate these costs will remain relatively steady going forward as we continue to establish our presence as a publicly traded company.

Sales and Marketing

Sales and marketing expenses were $39 for the six months ended June 30, 2023 compared to $359 for the six months ended June 30, 2022, which was a decrease of $320 or a 89.1% decrease. The decrease in marketing comes primarily from one large payment made during 2022 to a third-party, and not repeated during 2023, for promotional purposes in relation to business with some potentially large U.S. shippers. These efforts were discontinued in 2023. We have also continued our design and branding efforts which are more targeted efforts aimed at specific shippers and carriers fitting with the Company’s sectors where we offer higher levels of value-added services and support to our clients albeit at a lower expenditure rate.

Depreciation and Amortization

Depreciation and amortization expense represents the amortization of previously capitalized software development costs, as appropriate, and depreciation expenses related to Fr8Tech’s fixed assets. This expense increased to $192 for the six months ended June 30, 2023, from $133 for the six months ended June 30, 2022, an increase of $59 or 44.4% on a period-over-period basis. This expense pattern is consistent with the levels of investment in Fr8Tech’s software and its fixed assets over the time periods compared.

Other financial expenses

Other financial expenses represent interest expense incurred on Fr8Tech’s debt facilities over the course of the period, transaction costs related to the convertible notes and costs related to issuance of warrant as part of convertible notes conversion, partially offset by a minimal amount of interest income. During the six months ended June 30, 2023, Fr8Tech incurred lower interest expense as compared to the six months ended June 30, 2022, due to a lower amount of short-term debt outstanding, partially offset by additional interest from convertible notes issued in January 2023. The average short-term borrowings were approximately $1.5 million during the six months ended June 30, 2023, down from approximately $2.6 million during the six months ended June 30, 2022. However, we had an average balance of $3.6 million in Convertible Notes outstanding for the six months ended June 30, 2023 with no equivalent balance in the prior year period.

Change in fair value of financial instruments

The loss from change in fair value of convertible notes payable amounted to $132 for the six months ended June 30, 2023. The Company has elected the fair value option to account for its convertible notes due to certain embedded features within the notes. The Company recognizes the convertible notes at fair value with changes in fair value recognized in the condensed consolidated statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the convertible promissory notes were expensed as incurred and not deferred.

Net Loss

Fr8Tech’s net loss for the six months ended June 30, 2023 decreased to $4,223 from $4,278 for the six months ended June 30, 2022 or by $55 or 1.3% on a period-over-period basis, as a result of the items described above.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$’000’s)

	As of June 30,	As of December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$1,838	$1,013
Accounts receivable	3,986	4,983
Unbilled receivables	1,589	1,891
Prepaid expenses and other current assets	1,604	1,572
	-	-
Total current assets	9,017	9,459

Non-current assets
Property and equipment, net	36	28
Intangible assets, net	7	7
Other long-term asset	338	154
Capitalized software, net	807	750
Security deposits	8	18
Total assets	$10,213	$10,416

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$1,621	$3,347
Accounts payable	1,776	1,981

Accrued expenses	2,105	1,795

Income tax payable	177	144
Insurance financing payable	177	18
Total current liabilities	5,856	7,285

Convertible notes payable	1,322	-

Total liabilities	7,178	7,285

STOCKHOLDERS’ EQUITY (*)
Series A preferred stock, $.0001 par value, unlimited shares authorized (**); 58,627,472 and 6,934,828 issued and outstanding at June 30, 2023 and December 31, 2022, respectively	6	1
Series B preferred stock, $.0001 par value, 21,000,000 shares authorized; 1,262,074 and 7,507,845 issued and outstanding at June 30, 2023 and December 31, 2022, respectively	-	-
Series seed preferred stock, $.0001 par value, 25,000 shares authorized; 7,020 issued and outstanding at June 30, 2023 and December 31, 2022	-	-
Ordinary shares, $0.11 par value, unlimited shares authorized, 5,651,182 and 1,646,883 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	618	181
Additional paid in capital	36,392	32,898
Accumulated deficit	(34,212)	(29,988)
Accumulated other comprehensive loss	231	39
Total stockholders’ equity	3,035	3,131
Total liabilities and stockholders’ equity	$10,213	$10,416

(*) December 31, 2022 share numbers were adjusted to reflect the reverse split of 10 to 1 as approved by the Board of Directors on March 3, 2023, effective as of March 24, 2023.

(**) List of authorized shares for Series A preferred

a.	Series A1A preferred shares: 10,000,000 authorized shares
b.	Series A2 preferred shares: 3,000,000 authorized shares
c.	Series A4 preferred shares: unlimited authorized shares

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except share and per share amounts))

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Revenue	$7,619	$13,828

Cost and expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below)	6,937	13,078
Compensation and employee benefits	2,842	2,144
General and administrative	1,084	1,688
Sales and marketing	39	359
Depreciation and amortization	192	133
Total cost and expenses	11,094	17,402

Other expenses
Change in fair value of financial instruments	132
Interest expense, net	(847)	(673)
Gain from extinguishment of debt	-	-
Loss before provision for income taxes	(715)	(673)

Loss before income tax expenses	(4,190)	(4,247)
Income tax expenses	33	31
Net loss	$(4,233)	$(4,278)
Other comprehensive loss
Foreign currency translation	192	44
Comprehensive loss	$(4,031)	$(4,234)
Weighted average number of common shares
Basic	6,642,008	1,898,208
Diluted	6,642,008	1,898,208
Net loss per share attributable to common stockholders, basic and diluted (*)	$(0.64)	$(2.25)

(*) Reflects reverse split of 10:1 as approved by the Board of Directors of Freight Technologies, Inc on March 3, 2023, effective as of March 24, 2023.

Liquidity and Capital Resources

Since inception, the Company has met its cash needs through proceeds from issuing convertible notes, loans, and issuance of shares. As of and for the six months ended June 30, 2023, the Company has an accumulated deficit of $34.2 million, shareholders’ equity of $3.0 million, a working capital of $3.2 million, short-term debt of $1.6 million and $1.8 million of unrestricted cash on hand. For the six months ended June 30, 2023 and 2022, the Company has reported operating losses and negative cash flows from operations. The Company has historically met its cash needs through a combination of term loans, promissory notes, convertible notes, private placement offerings and sales of equity. The Company’s cash requirements are generally for operating activities.

The Company currently projects that it will need to draw additional funds on its existing facilities and additional capital to fund its current operations and capital investment requirements until the Company scales to a revenue level that permits cash self-sufficiency. As a result, the Company may need to raise additional capital or secure debt funding to support on-going operations until such time. This projection is based on the Company’s current expectations regarding revenues, expenditures, cash burn rate and other operating assumptions. The sources of this capital are anticipated to be from drawing on existing facilities, and/or the sale of equity, any of which may not be achievable on favorable terms, or at all. Additionally, any debt or equity transactions may cause significant dilution to existing stockholders.

If the Company is unable to raise additional capital moving forward, its ability to operate in the normal course and continue to invest in its product portfolio may be materially and adversely impacted and the Company may be forced to scale back operations or divest some or all of its assets.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern through twelve months from the date the interim consolidated financial statements are available to be issued. The interim consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Cash flows

Comparison of the Six Months Ended June 30, 2023 and June 30, 2022

The following table summarizes our sources and uses of cash for the six months ended June 30 2023, and June 30, 2022

	Six Months Ended June 30,
($’000’s)	2023	2022
Net cash used in operating activities	(1,610)	(6,230)
Net cash used in investing activities	(181)	(197)
Net cash provided by financing activities	2,879	4,590
Net effect of exchange rates on cash	(264)	19
Net decrease in cash and cash equivalents	824	(1,818)

Cash flows used in Operating Activities

Net cash used in operating activities represent the cash receipts and disbursements related to our activities other than investing and financing activities. We expect cash used in operating activities to be our primary use of funds for the foreseeable future as the Company continues to fund its growing operations.

Net cash flows used in operating activities is derived by adjusting our net loss for:

● non-cash operating items such as depreciation and amortization, stock-based compensation and other non-cash income or expenses.

● changes in operating assets and liabilities reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in results of operations as well as any changes in fair value of financial instruments.

For the six months ended June 30, 2023, net cash used in operating activities was $1,608 and consisted of a net loss of $4,224 adjusted for non-cash charges totalling $1,026, negative changes in convertible note fair value of $132, a warrant inducement for $82 and net changes in our net operating assets and liabilities amounting to $1,639. The non-cash charges primarily consisted of $549 for compensation costs, $284 for accrued interest expense and $192 for depreciation and amortization. The positive change in our net operating assets and liabilities was primarily due to decreases in accounts receivable of $1,748 and prepaid and other assets of $268 offset by an increase in accounts payable and accrued expenses of $377. The changes in our accounts payable and accounts receivable balances are a result of the Company’s overall decrease in business activities relative to earlier periods.

For the six months ended June 30, 2022, net cash used in operating activities was $6,230 and consisted of a net loss of $4,278 adjusted for non-cash charges totalling $942, professional services in exchange for common shares of $213 and net changes in our net operating assets and liabilities amounting to $3,107. The non-cash charges primarily consisted of $673 for depreciation and amortization. The negative change in our net operating assets and liabilities was primarily due to increases in accounts receivable of $4,679 and prepaid and other assets of $531 offset by an increase in accounts payable and accrued expenses of $2,103. The changes in our accounts payable and accounts receivable balances are a result of the Company’s overall increase in business activities relative to earlier periods.

Cash flows used in Investing Activities

For the six months ended June 30, 2023, net cash used in investing activities was $181. The cash flow used was driven by investment in software development and purchases of equipment.

For the six months ended June 30, 2022, net cash used in investing activities was $197. The cash flow used was driven by investment in software development and purchases of equipment.

Cash flows provided by Financing Activities

For the six months ended June 30, 2023, net cash provided by financing activities was $2,879 which was driven by proceeds from convertible notes of $4,800, partially offset by a net repayment on borrowing facilities for $1,726, repayment of insurance premium funding for $153 and transaction costs related to issuance costs from conversion of preferred shares to ordinary shares of $42.

For the six months ended June 30, 2022, net cash provided by financing activities was $4,590 which was driven by a net draw on borrowing facilities for $2,304, net proceeds from common shares and series B preferred shares of 2,139, net proceeds from notes payable of $300, partially offset by a repayment of insurance premium funding for $153.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2023	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer